EXHIBIT 99.1
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[VIVENDI UNIVERSAL LOGO]

                                  PRESS RELEASE


                                                               December 20, 2000





                 DISPOSAL FINALIZED OF 49.9% OF SITHE TO PECO



Vivendi Universal yesterday finalized the sale of 49.9% of Sithe North America to Peco for the total sum of $696m. The net proceeds after tax of the transaction for Vivendi Universal come to $475m.

Vivendi Universal retains a blocking minority interest of 34% and Peco becomes Sithe's main shareholder. Peco has also given a three-year commitment starting from December 2002, to buy Vivendi Universal's remaining interest.

This disposal confirms the exit of Sithe North America from the consolidation scope of Vivendi Universal. Including the disposal of GPU, which took place at the beginning of the year, the transactions represent a total debt reduction of around 4 billion euros and a net capital gain of 170 million euros in the financial statements for 2000.

Important disclaimer
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read documents filed with the SEC by Vivendi
Universal because they contain important information. All these documents may be obtained at www.sec.gov or directly from Vivendi Universal.